08033409

AB*
01/08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43611

SEC Mail Processing
Section

DEC 30 2008

Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRAVER, STERN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue, 24th Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

PROCESSED
JAN 16 2009
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Lupo (212) 319-9110
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 30 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Lupo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Braver, Stern Securities Corporation, as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis Lupo
Signature

CFO
Title

Cynthia Giannatasio
Notary Public

CYNTHIA GIANNATASIO
Notary Public, State of New York
No. 01GI6032799
Qualified in New York County
Commission Expires Aug. 20, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Braver, Stern Securities Corp.

Statement of Financial Condition

October 31, 2008

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors of
Braver, Stern Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Braver, Stern Securities Corp. (a wholly owned subsidiary of Braver, Stern & Co., Inc.) (the "Company") as of October 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Braver, Stern Securities Corp. as of October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
December 24, 2008

BRAVER, STERN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

October 31, 2008

ASSETS	
Cash	$ 103,124
Due from Broker (Note 3)	4,384,599
Securities Owned - at market value (Note 2)	5,995,746
Other Assets	81,985
Total Assets	$10,565,454
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 2,462,321
Total liabilities	2,462,321
Shareholder's Equity:	
Common stock - no par value; authorized, issued and outstanding 200 shares	10,000
Additional paid-in capital	4,704,750
Retained earnings	3,388,383
Total shareholder's equity	8,103,133
Total Liabilities and Shareholder's Equity	$10,565,454

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Braver, Stern Securities Corp. (the "Company"), a wholly owned subsidiary of Braver, Stern & Co., Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts its business on a fully disclosed basis with other broker-dealers pursuant to clearing agreements.

2. SIGNIFICANT ACCOUNTING POLICIES:

Transactions in securities and the related revenue and expenses are recorded on a trade-date basis.

Securities owned are valued at market value based on quoted market prices. At October 31, 2008, the Company's investments are primarily U.S. Treasury Bills.

Unrealized gains and losses are included in shareholder's equity.

The Company prepares its statement of financial condition in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

3. DUE FROM BROKER:

The Company conducts business with a clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to the clearance agreement.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

4. OFF-BALANCE-SHEET RISK AND CREDIT RISK:

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

5. NET CAPITAL REQUIREMENT: As a registered broker-dealer and member organization of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the alternative method permitted by the rule, which requires that the broker-dealer maintain minimum net capital of $250,000. At October 31, 2008, the Company had net capital, as defined, of $8,000,465, which exceeded the requirement by $7,750,465.

6. INCOME TAXES: No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company files as a qualified Subchapter S subsidiary for state income tax purposes and files a consolidated return with the Parent for federal income tax purposes. The income tax allocated to the Company, by agreement with the Parent, may not exceed what the Company's tax would have been if the Company were not part of the Parent's income tax returns (separate return basis).

7. PENSION PLAN: The Company established an employee investment savings plan that qualifies under Sections 401(k) and 401(m) of the Internal Revenue Code (the "Code") covering eligible employees. At its discretion, the Company may contribute amounts ranging from 0% to 25% of employee contributions subject to the Code's limitation.

8. RELATED PARTY TRANSACTIONS: The Company was charged a service fee based on an agreement between the Company and its Parent for general and administrative services.

9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of shareholder's equity. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. In November 2008, the FASB proposed a deferral of the effective date of FIN 48 for an additional 12 months. Management is currently assessing the impact of FIN 48 on its financial position, results of operations and cash flows and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

END